Exhibit 99.2

Spreadtrum Communications, Inc. Announces
Fourth Quarter and Fiscal Year 2011 Results

SHANGHAI, February 29, 2012 -- Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

FOURTH QUARTER 2011 FINANCIAL SUMMARY:

–	Total revenue increased 4.0% quarter-over-quarter and 51.9% year-over-year to US$192.2 million, exceeding the midpoint of the Company’s previously guided range of US$188 - US$194 million.

–	Gross profit was US$78.4 million compared to US$77.2 million in the previous quarter and US$54.4 million in 4Q10. Gross margin was 40.8% compared to 41.8% in the previous quarter and 43.0% in 4Q10.

–	Cash flows from operations were US$30.7 million, compared with US$30.5 million in the previous quarter and US$37.1 million in 4Q10.

–	GAAP net income was US$35.2 million, compared with US$39.3 million in the previous quarter and US$30.0 million in 4Q10.

–	GAAP net income per basic and diluted ADS was US$0.75 and US$0.66, respectively, a decrease from US$0.84 and US$0.75 per basic and diluted ADS, respectively, in 3Q11 and an increase from US$0.62 and US$0.56 per basic and diluted ADS, respectively, in 4Q10.

–	Non-GAAP net income was US$41.5 million, compared to US$43.5 million in 3Q11 and US$32.7 million in 4Q10. Non-GAAP net income per diluted ADS was US$0.78, a decrease from US$0.83 per diluted ADS in 3Q11 and an increase from US$0.61 per diluted ADS in 4Q10.

FISCAL YEAR 2011 FINANCIAL SUMMARY:

–	Total revenue increased 94.7% from US$346.3 million in 2010 to US$674.3 million in 2011.

–	Gross profit was US$280.6 million, up 84.1% from 2010. Gross margin was 41.6% compared to 44.0% in the previous year.

–	Cash flows from operations were US$122.4 million, compared with US$168.1 million for the full year 2010.

–	GAAP net income was US$134.5 million, compared with US$67.2 million in 2010.

–	GAAP net income per basic and diluted ADS was US$2.81 and US$2.48, respectively, an increase from US$1.42 and US$1.28 per basic and diluted ADS in 2010.

–	Non-GAAP net income was US$150.8 million, compared to US$82.0 million in 2010. Non-GAAP net income per diluted ADS was US$2.78, an increase from US$1.56 in 2010.

BUSINESS HIGHLIGHTS:

4Q11 Business Highlights:

–	Second TD-SCDMA premium smartphone win with Samsung launched in December 2011
–	Doubled our TD-SCDMA shipments in 2H11 and achieved more than 50% market share of all 2011 TD-SCDMA shipments
–	Introduced our Android smartphone platforms

Commenting on the results, Spreadtrum's Chairman and CEO, Dr. Leo Li said, "In 2011 we nearly doubled our revenue to US$674.3 million as a result of market share gains in both the 3G TD-SCDMA and 2G market segments. During 4Q11, we expanded our TD-SCDMA baseband design wins with global first tier handset brands and introduced our first generation 600MHz Android 2.2 smartphone platform. Our second generation 1GHz Android 2.3 smartphone platform, introduced in January, has been well received by China’s major OEMs and we expect to see volume contribution in 2H12 in tandem with the seasonally stronger demand in this market segment. Our 3G shipments helped to offset softer 2G demand in China and in some overseas markets that occurred in 4Q11 as a result of macroeconomic factors. In 2012, we expect that our planned migration of 2.5G products to 40nm combined with partnerships with leading overseas local brands will enable us to continue to gain market share in this segment. We believe that the new 2.5G and smartphone products will serve as a platform for continuing growth enabling us to secure a leadership position in both market segments with the combination of advanced technology, turnkey business model and our local China advantage. Looking ahead to the first quarter, we are transitioning to our new 40nm 2.5G and smartphone products to prepare for second half growth and entering the seasonally low period for both 2G and 3G segments. With both these factors in mind, we expect revenue in 1Q12 to be in the range of US$158 million to US$163 million, an increase of 15% to 19% year over year and down 15% to 18% sequentially, with a gross margin of approximately 38%.”

Further commenting on the 4Q11 financial results, Shannon Gao, Spreadtrum’s CFO added, “Our operating expenses increased as we continued to invest in R&D to support portfolio expansion to smartphones, WCDMA and LTE products. The consolidation of MobilePeak in Q4 resulted in additional R&D expenses related to employee compensation including share-based compensation charges. Our inventory decreased to a healthy level entering the seasonally low period. Deferred cost declined from a peak realized during the third quarter high shipping season. Starting in Q4 and continuing in 1H12, because the consistent high quality of our products has helped to firmly establish customer confidence, we are stepping down the use of our customer acceptance program on new orders. We distributed a quarterly cash dividend of US $0.10 per ADS to shareholders on January 24, 2012, and repurchased approximately 3.7% of the shares that were outstanding at the start of 4Q11, with 3.2% purchased in January 2012. Looking ahead, in the first half as we continue to invest in WCDMA and LTE platforms and ahead of the volume ramp of our new 40nm 2.5G and smartphone products, we expect pressure on both operating margins and gross margins."

FOURTH QUARTER 2011 AND FISCAL YEAR 2011 FINANCIAL REVIEW:

Revenue

Revenue in 4Q11 totaled US$192.2 million, up from US$184.8 million in 3Q11 and US$126.5 million in 4Q10. Revenue for the fiscal year 2011 totaled US$674.3 million, up 94.7% from US$346.3 million in 2010.

Sales volume of 2G/2.5G baseband and radio frequency bundle semiconductors realized in 4Q11 decreased 17.2% sequentially and increased 26.2% year-over-year. Sales volume of 3G bundle semiconductors realized in 4Q11 increased 131.7% sequentially and 336.8% year-over-year.

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The average selling price per unit of 2G/2.5G bundle semiconductors in 4Q11 decreased 6.4% sequentially and 19.4% year-over-year. The average selling price per unit of 3G bundle semiconductors in 4Q11 decreased 9.5% sequentially and 12.0% year-over-year.

Gross Profit and Margin

Gross profit for the quarter was US$78.4 million, up 1.6% from US$77.2 million in 3Q11 and up 44.0% from US$54.4 million in 4Q10. Gross margin for the quarter was 40.8%, down from 41.8% in 3Q11 and 43.0% in 4Q10. Non-GAAP gross margin, adjusted to exclude share-based compensation, was 40.9%, down from 41.9% in 3Q11 and 43.1% in 4Q10. For the fiscal year 2011, gross profit increased 84.1% to US$280.6 million from US$152.5 million in 2010, with a gross margin of 41.6% in 2011 compared to 44.0% in 2010. Non-GAAP gross margin for the full year 2011 was 41.7%, compared to 44.1% in 2010.

Cost of revenue in 4Q11 totaled US$113.9 million, representing an increase of 5.8% from the previous quarter and up 57.9% from 4Q10 levels. Total cost of revenue for fiscal year 2011 was US$393.6 million, up 103.0% from US$193.9 million in 2010.

Operating Expense and Margin

The Company’s operating margin for the quarter was 17.8%, compared to 21.4% in the previous quarter and 22.3% in 4Q10, due to a lower gross margin and higher operating expenses. Non-GAAP operating margin, adjusted to exclude share-based compensation expense was 21.1% in 4Q11, compared to 23.7% in 3Q11 and 24.5% in 4Q10. Operating margin for fiscal year 2011 was 20.2%, compared to 20.0% in 2010.

Total operating expenses in 4Q11, including selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, were US$44.1 million, representing an increase from US$37.6 million in 3Q11 and an increase from US$26.2 million in 4Q10. In 4Q11, Spreadtrum consolidated the income statements of MobilePeak and Telegent, which contributed to the sequential increase. Total operating expenses for fiscal year 2011 were US$144.3 million, up 73.1% from US$83.4 million in 2010.

R&D expenses increased 30.8% sequentially and 92.6% year-over-year to US$37.7 million in 4Q11, in support of the company’s product portfolio expansion to smartphone platforms, WCMDA and LTE. The sequential and year-over-year increase in R&D expenses was primarily due to a decrease in recognized R&D subsidies relative to the previous period as well as an increase in employee compensation expenses including share-based compensation, engineering expenses relating to development of new products and depreciation and amortization expense associated with acquired IP resulting from the consolidation of MobilePeak and Telegent in 4Q11. The sequential R&D increase was partially offset by non-recurring bonuses related to the MobilePeak acquisition that were recorded in 3Q11 and did not recur in 4Q11. R&D expenses for 2011 totaled US$117.3 million, representing a 99.9% increase from US$58.7 million in 2010.

SG&A expenses decreased 27.1% sequentially to US$6.4 million and were flat compared to 4Q10. SG&A expenses were lower sequentially due to non-recurring consulting fees related to the MobilePeak acquisition that were recorded in 3Q11 and did not recur in 4Q11. SG&A expenses were US$27.0 million in the full year 2011, compared to US$20.2 million in 2010.

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Non-Operating Income

In 4Q11, the Company recorded interest income of US$2.1 million, up from US$1.6 million in the previous quarter and up from US$1.3 million in 4Q10. The sequential and year-over-year increase was primarily due to investment of a higher balance of cash combined with an increase in deposit saving rate. Interest expense in 4Q11 was US$1.3 million, up from US$1.2 million in the previous quarter and compared to a gain of US$0.8 million in 4Q10. The year-over-year increase in interest expenses was due to an increase in short-term loans and a decrease in the reimbursement of the interest expense from Chinese government in 4Q10 which was in excess of interest expenses incurred in 4Q10. Other income (net) in 4Q11 was US$2.0 million, compared to US$5.2 million in 3Q11 and US$2.4 million in 4Q10. Other income (net) mainly represented net foreign exchange gains and losses. Non-operating income for the full year 2011 totaled US$13.9 million, compared to US$6.3 million in 2010.

Net Income

The Company’s net income totaled US$35.2 million in 4Q11, compared to US$39.3 million in 3Q11 and US$30.0 million in 4Q10. The sequential decrease in net income was primarily due to increase in operating expenses and decrease in non-operating income (net). Net margin was 18.3%, down from 21.3% in 3Q11 and 23.7% in 4Q10. Basic and diluted income per ADS were US$0.75 and US$0.66, respectively, in 4Q11, compared to US$0.84 and US$0.75, respectively, in 3Q11, and US$0.62 and US$0.56, respectively, in 4Q10. Net income for the fiscal year 2011 totaled US$134.5 million, up from US$67.2 million in 2010. Net margin for the year was 19.9%, compared to 19.4% for the full year 2010. For the full year 2011, basic and diluted income per ADS was US$2.81 and US$2.48, respectively, compared to US$1.42 and US$1.28, respectively, per basic and diluted ADS in 2010.

Excluding share-based compensation expenses, the Company’s non-GAAP net income for 4Q11 was US$41.5 million, down from a non-GAAP net income of US$43.5 million in 3Q11 and up from US$32.7 million in 4Q10. Diluted non-GAAP net income per ADS in 4Q11 was US$0.78, compared with US$0.83 per ADS in the prior quarter and US$0.61 per diluted ADS in 4Q10. Excluding share-based compensation expenses and impairment loss for long-term assets, non-GAAP net income for the full year 2011 was US$150.8 million, compared to US$82.0 million in 2010. Diluted non-GAAP income per ADS for 2011 was US$2.78, compared with US$1.56 per ADS in 2010.

Balance Sheet and Cash Flow

As of December 31, 2011, the total balance of cash and cash equivalents and term deposit with maturity dates over 90 days was US$265.7 million, compared to US$253.8 million as of September 30, 2011. The total balance of restricted cash pledged to banks for short-term loans or that is available for use when related expenses have occurred and appropriate obligations are satisfied was US$69.9 million, compared with US$70.9 million as of September 30, 2011. In 4Q11, the Company generated US$30.7 million in cash from operating activities and used US$6.5 million in cash on property and equipment as well as US$7.1 million on intangible assets. In 4Q11, the Company used US$4.4 million in cash to repurchase its outstanding shares.

Accounts receivable decreased by US$3.9 million from US$14.6 million as of September 30, 2011 to US$10.7 million as of December 31, 2011. Average A/R days, calculated based on quarterly average accounts receivable divided by quarterly revenue and multiplied by number of days in the quarter, increased sequentially from 4 day to 6 days. Inventory as of December 31, 2011 was US$93.2 million, a decrease of US$7.0 million from September 30, 2011. Inventory days, which are calculated based on quarterly average inventory (excluding deferred cost) divided by quarterly cost of goods sold and multiplied by number of days in the quarter, decreased from 96 days in 3Q11 to 77 days in 4Q11. Deferred cost, which consists of products that have shipped to customer where the rights and obligations of ownership have passed to customers but revenue has not yet been recognized due to pending customer acceptance, decreased from US$93.5 million as of September 30, 2011 to US$64.7 million as of December 31, 2011. Total assets as of December 31, 2011 were US$681.1 million, down US$24.0 million from US$705.1 million as of September 30, 2011. The decrease in total assets was primarily attributable to US$28.8 million decrease in deferred cost, US$7.0 million decrease in inventory, partially offset by US$11.9 million increase in cash and cash equivalents.

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Current liabilities decreased from US$414.0 million as of September 30, 2011 to US$355.4 million as of December 31, 2011, primarily due to the decrease of US$21.6 million in accounts payable and US$44.0 million in advance from customers, partially offset by an increase of US$5.8 million in accrued expenses and other current liabilities. Long-term liabilities as of December 31, 2011 were US$12.7 million, compared to US$12.5 million as of September 30, 2011.

BUSINESS OUTLOOK:

Looking ahead, Spreadtrum expects revenue for the first quarter of 2012 to be in the range of US$158 million – US$163 million with a gross margin of approximately 38%.

WEBCAST OF CONFERENCE CALL:

The Company’s senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 9:00pm (Hong Kong) on Wednesday, February 29, 2012 to discuss the financial results and recent business activities. The conference call may be accessed by calling:

Toll
▶ United States/International	+1 718 354 1231
▶ Hong Kong	+852 2475 0994
▶ Singapore	+65 672 39381
▶ United Kingdom	+44 20 3059 8139
Participant Passcode	"SPRD" or "Spreadtrum"

A telephone replay will be available shortly after the call until March 7, 2012 at (US Toll / International) +1 718 354 1232, passcode: 44795163.

A live webcast of the conference call and replay, along with an accompanying quarterly results presentation, will be available in the investor relations section of the Company’s website.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and other non-recurring items. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

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The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company provides the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS, all excluding share-based compensation expenses. The Company believes that these non-GAAP financial measures provide important supplemental information to management and investors regarding financial and business trends relating to the Company's financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

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Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	December 31	September 30	December 31	4Q11 change from
	2010	2011	2011	4Q10	3Q11

Revenue	126,547	184,783	192,224	51.9%	4.0%
Cost of revenue	72,117	107,625	113,852	57.9%	5.8%

Gross profit	54,430	77,158	78,372	44.0%	1.6%

Operating expenses
Research & development	19,596	28,852	37,746	92.6%	30.8%
Selling, general and administrative	6,573	8,776	6,399	-2.6%	-27.1%
Total operating expenses	26,169	37,628	44,145	68.7%	17.3%

Operating income	28,261	39,530	34,227	21.1%	-13.4%

Non-operating income (expense)
Interest income	1,263	1,597	2,089	65.4%	30.8%
Interest expense	804	(1,239)	(1,253)	-255.8%	1.1%
Other income, net	2,362	5,195	2,034	-13.9%	-60.8%
Total non-operating income	4,429	5,553	2,870	-35.2%	-48.3%
Income before income tax and equity in loss of affiliates	32,690	45,083	37,097	13.5%	-17.7%

Income tax expense	(2,761)	(5,172)	(2,298)	-16.8%	-55.6%
Equity in gain (loss) of affiliates, net of taxes	26	(639)	(55)	-311.5%	91.4%

Net income	29,955	39,272	34,744	16.0%	-11.5%

Net loss attributable to non-controlling interest	-	-	432
Net income attributable to Spreadtrum Communications, Inc.	29,955	39,272	35,176	17.4%	-10.4%
Income per ADS, basic	0.62	0.84	0.75
Income per ADS, diluted	0.56	0.75	0.66

Margin analysis:
Gross margin	43.0%	41.8%	40.8%
Operating margin	22.3%	21.4%	17.8%
Net margin	23.7%	21.3%	18.3%

Weighted average ADS equivalent: [1]
Basic	47,979,503	47,007,964	46,943,520
Diluted	53,822,796	52,643,649	53,460,397
ADS equivalent outstanding at end of period	48,273,204	46,677,518	46,994,086

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

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Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Twelve Months ended
	December 31,	December 31,
	2010	2011	Change

Revenue	346,338	674,256	94.7%
Cost of revenue	193,873	393,624	103.0%

Gross profit	152,465	280,632	84.1%

Operating expenses
Research &development	58,687	117,302	99.9%
Selling, general and administrative	20,188	26,958	33.5%
Impairment loss of long-lived assets	4,486	-	-100.0%
Total operating expenses	83,361	144,260	73.1%

Operating income	69,104	136,372	97.3%

Non-operating income(expense)
Interest income	3,601	6,339	76.0%
Interest expense	(1,145)	(3,931)	243.3%
Other income, net	3,879	11,520	197.0%
Total non-operating income	6,335	13,928	119.9%
Income before income tax and equity in loss of affiliates	75,439	150,300	99.2%
Income tax expense	(8,130)	(15,092)	85.6%
Equity in loss of affiliates, net of taxes	(115)	(1,184)	929.6%

Net income	67,194	134,024	99.5%

Net loss attributable to non-controlling interest	-	432
Net income attributable to Spreadtrum Communications, Inc.	67,194	134,456	100.1%
Income per ADS, basic	1.42	2.81	98.2%
Income per ADS, diluted	1.28	2.48	93.7%

Margin analysis:
Gross margin	44.0%	41.6%
Operating margin	20.0%	20.2%
Net margin	19.4%	19.9%

Weighted average ADS equivalent: [1]
Basic	47,246,420	47,770,808
Diluted	52,447,510	54,234,018

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

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Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	As of
	December 31,	September 30,	December 31,
	2010	2011	2011
ASSETS
Current assets
Cash and cash equivalents	81,186	183,250	193,215
Restricted cash	20,496	70,852	69,907
Short-term deposit	125,340	70,594	72,495
Accounts receivable, net	6,074	14,611	10,707
Inventories [2]	73,517	100,185	93,222
Deferred cost [2]	59,579	93,454	64,690
Deferred tax assets	1,670	1,740	2,913
Prepaid expenses and other current assets	16,957	18,264	14,335
Total current assets	384,819	552,950	521,484

Property and equipment, net	28,597	39,545	41,527
Acquired intangible assets, net	36,448	59,405	58,370
Equity investment	9,467	10,065	13,494
Deferred tax assets	794	811	820
Goodwill	2,000	36,208	36,208
Long-term deposits	45,300	-	-
Indemnification assets	-	5,567	5,567
Other long-term assets	792	580	3,587
Total assets	508,217	705,131	681,057

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan, including current portion of long-term loan	-	111,222	111,626
Accounts payable	103,111	87,687	66,092
Advances from customers	103,069	135,836	91,858
Income tax payable	13,026	18,362	19,137
Accrued expenses and other current liabilities	39,647	60,887	66,655
Total current liabilities	258,853	413,994	355,368
Long-term loan	45,299	-	-
Other long-term obligations	5,482	5,323	5,532
Long-term tax liabilities	-	5,567	5,567
Deferred tax liabilities	-	1,612	1,612
Total long term liabilities	50,781	12,502	12,711
Total liabilities	309,634	426,496	368,079

Non-controlling shareholder interest	-	2,692	2,065
Shareholders' equity	198,583	275,943	310,913
Total liabilities and shareholders' equity	508,217	705,131	681,057

[2] Certain reclassifications have been made to all periods presented in the condensed consolidated balance sheets to conform to the current period presentation. Such reclassifications had no effect on previously reported results of operations or stockholder’s equity.

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Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three Months ended
	December 31,	September 30,	December 31,
	2010	2011	2011

Cost of revenue	72,117	107,625	113,852
Adjustment for share-based compensation	(107)	(149)	(171)
Cost of revenue (non-GAAP)	72,010	107,476	113,681
Operating income	28,261	39,530	34,227
Adjustment for share-based compensation within: Cost of revenue	107	149	171
Research and development	1,470	2,857	4,786
Selling, general, and administrative	1,183	1,255	1,367
Operating income (non-GAAP)	31,021	43,791	40,551
Net income	29,955	39,272	35,176
Adjustment for share-based compensation within: Cost of revenue	107	149	171
Research and development	1,470	2,857	4,786
Selling, general, and administrative	1,183	1,255	1,367
Net income (non-GAAP)*	32,715	43,533	41,500
Net income per ADS, diluted	0.56	0.75	0.66
Adjustment for share-based compensation	0.05	0.08	0.12
Net income per ADS, diluted (non-GAAP)*	0.61	0.83	0.78
Gross margin	43.0%	41.8%	40.8%
Adjustment for share-based compensation	0.1%	0.1%	0.1%
Gross margin (non-GAAP)	43.1%	41.9%	40.9%
Operating margin	22.3%	21.4%	17.8%
Adjustment for share-based compensation	2.2%	2.3%	3.3%
Operating margin (non-GAAP)*	24.5%	23.7%	21.1%
Net margin	23.7%	21.3%	18.3%
Adjustment for share-based compensation	2.2%	2.3%	3.3%
Net margin (non-GAAP)*	25.9%	23.6%	21.6%
Operating expenses	26,169	37,628	44,145
Adjustment for share-based compensation:
Research and development	(1,470)	(2,857)	(4,786)
Selling, general and administrative	(1,183)	(1,255)	(1,367)
Operating expenses (non-GAAP)	23,516	33,516	37,992

* There is no tax effect resulting from these adjustment items.

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Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Twelve Months ended
	December 31,	December 31,
	2010	2011

Cost of revenue	193,873	393,624
Adjustment for share-based compensation	(437)	(558)
Cost of revenue (non-GAAP)	193,436	393,066
Operating income	69,104	136,372
Adjustment for share-based compensation within: Cost of revenue	437	558
Research and development	5,723	11,681
Selling, general, and administrative	4,131	4,151
Adjustment for impairment loss of long-lived assets	4,486	-
Operating income (non-GAAP)	83,881	152,762
Net income	67,194	134,456
Adjustment for share-based compensation within: Cost of revenue	437	558
Research and development	5,723	11,681
Selling, general, and administrative	4,131	4,151
Adjustment for impairment loss of long-lived assets	4,486	-
Net income (non-GAAP)*	81,971	150,846
Net income per ADS, diluted	1.28	2.48
Adjustment for share-based compensation	0.20	0.30
Adjustment for impairment loss of long-lived assets	0.08	-
Net income per ADS, diluted (non-GAAP)*	1.56	2.78
Gross margin	44.0%	41.6%
Adjustment for share-based compensation	0.1%	0.1%
Gross margin (non-GAAP)	44.1%	41.7%
Operating margin	20.0%	20.2%
Adjustment for share-based compensation	3.0%	2.4%
Adjustment for impairment loss of long-lived assets	1.3%	-
Operating margin (non-GAAP)*	24.3%	22.6%
Net margin	19.4%	19.9%
Adjustment for share-based compensation	3.0%	2.4%
Adjustment for impairment loss of long-lived assets	1.3%	-
Net margin (non-GAAP)*	23.7%	22.3%

* There is no tax effect resulting from these adjustment items.

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ABOUT SPREADTRUM COMMUNICATIONS, INC.

Spreadtrum Communications, Inc. (NASDAQ:SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s expectations with respect to volume contribution of its second generation 1GHz Android 2.3 smartphone platform in 2H12, the Company’s expectations with respect to continuing to gain market share in 2.5G market in 2012 through its planned migration of 2.5G products to 40nm combined with partnerships with leading overseas local brands, the Company’s expectations with respect to the volume ramp of its new 40nm 2.5G and smartphone products, the Company’s belief that its new 2.5G and smartphone products will serve as a platform for continuing growth enabling it to secure a leadership position in both market segments, the Company’s transition to its new 40nm 2.5G and smartphone products to prepare for second half growth, the Company's expectations with respect to revenue in 1Q12 being in the range of US$158million - US$163 million with a gross margin of approximately 38%, the Company’s stepping down the use of its customer acceptance program on new orders, and the Company’s expectations regarding pressure on both gross margins and operating margins in the first half of 2012. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the market adoption of TD-SCDMA technology will grow; the Company's ability to sustain recent rates of growth and its dominant market share position in TD-SCDMA market; market acceptance of the Company’s 2.5G and smartphone products; the state of and any change in the Company's relationship with its major domestic and international customers and Chinese government agencies; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact:

Investor Relations
Tel:	+1-650-308-8148
Email:	ir@spreadtrum.com
Web:	http://www.spreadtrum.com

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